Infosys®
Navigate your next

Fact Sheet

Consolidated Financial Data - Fourth Quarter, Fiscal 2019

41.1% YoY 33.8% FY Digital CC growth	11.7% YoY 9.0% FY CC growth	21.5% Q4 22.8% FY Operating margin	2.1% CC 2.4% Reported QoQ growth	$1.57Bn Q4 $6.28Bn FY Large deal signings

Revenues by Offering

	Quarter ended ($ mn)			QoQ Growth (%)	
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018	Reported	CC
Digital	1,035	942	753	9.9	9.7
Core	2,025	2,045	2,052	(1.0)	(1.4)
Total	**3,060**	**2,987**	**2,805**	**2.4**	**2.1**

(in %)

	Quarter ended			QoQ Growth	
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018	Reported	CC
Services	**94.6**	**94.5**	**95.1**	**2.5**	**2.2**
Digital	31.4	29.3	25.3	9.8	9.6
Core	63.2	65.2	69.8	(0.7)	(1.1)
Products and Platforms	**5.4**	**5.5**	**4.9**	**1.2**	**0.3**
Digital	2.4	2.2	1.5	11.1	11.0
Core	3.0	3.3	3.4	(5.6)	(6.8)
Total	**100.0**	**100.0**	**100.0**	**2.4**	**2.1**
Digital	33.8	31.5	26.8	9.9	9.7
Core	66.2	68.5	73.2	(1.0)	(1.4)

Refer Note 2.15 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Business Segments

(in %)

	Quarter ended			QoQ Growth	
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018	Reported	CC
Financial services	31.6	32.5	32.6	(0.4)	(0.8)
Retail	15.9	16.4	15.9	(0.8)	(0.9)
Communication	13.5	11.9	12.9	16.8	16.6
Energy, Utilities, Resources & Services	12.7	12.8	12.0	1.9	1.5
Manufacturing	10.0	10.1	9.6	1.5	1.6
Hi Tech	7.7	7.3	7.4	7.1	6.9
Life Sciences	6.0	6.2	6.7	(1.9)	(1.9)
Others	2.6	2.8	2.9	(4.1)	(5.3)
Total	**100.0**	**100.0**	**100.0**	**2.4**	**2.1**

Refer Note 2.14 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Client Geography

(in %)

	Quarter ended			QoQ Growth	
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018	Reported	CC
North America	61.2	60.4	59.4	3.8	3.7
Europe	24.0	24.2	24.8	1.7	1.4
Rest of the world	12.5	12.8	13.0	(0.6)	(1.3)
India	2.3	2.6	2.8	(7.9)	(9.1)
Total	**100.0**	**100.0**	**100.0**	**2.4**	**2.1**

Revenues by Contract Type

(in %)

	Quarter ended			QoQ Growth	
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018	Reported	CC
Fixed Price	53.3	53.0	52.1	3.0	2.6
Time & Materials	46.7	47.0	47.9	1.9	1.6
Total	**100.0**	**100.0**	**100.0**	**2.4**	**2.1**

Revenue Growth

	Reported	CC QoQ	CC YoY
Revenues ($ mn) - Q4 19	3,060	3,045	3,132
QoQ growth (%)	2.4	2.1	-
YoY growth (%)	9.1	-	11.7
Revenues ($ mn) - FY 19	11,799	-	11,923
YoY growth (%)	7.9	-	9.0

Client Data

	Quarter ended		
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018
Number of Clients			
Active	1,279	1,251	1,204
Added during the period (gross)	101	101	73
Number of million dollar clients*			
1 Million dollar +	662	651	634
10 Million dollar +	222	214	198
50 Million dollar +	60	59	57
100 Million dollar +	25	23	20
Client contribution to revenues			
Top client	3.3%	3.4%	3.6%
Top 10 clients	19.7%	19.2%	19.2%
Top 25 clients	35.0%	33.9%	35.4%
Repeat business	95.2%	96.6%	97.6%
Days Sales Outstanding	66	67	67

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018
Effort			
Onsite	28.7	28.7	28.7
Offshore	71.3	71.3	71.3
Utilization			
Including trainees	78.9	79.8	80.8
Excluding trainees	82.3	83.8	84.7

Revenue per Employee

(In US $ K)

	Quarter ended		
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018
Revenue per Employee - Consolidated	54.0	54.3	54.6

Employee Metrics

(Nos.)

	Quarter ended		
	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018
Total employees	2,28,123	2,25,501	2,04,107
S/W professionals	2,14,727	2,12,358	1,92,179
Sales & Support	13,396	13,143	11,928
Gross addition	14,203	18,773	12,329
Attrition	11,581	11,011	9,913
Net addition	2,622	7,762	2,416
Attrition % (Annualized Standalone)	18.3%	17.8%	16.6%
Attrition % (Annualized Consolidated)	20.4%	19.9%	19.5%

Statement of Comprehensive Income for three months ended,
(As per IFRS)

In US $ million, except per equity share data

Particulars	Mar 31, 2019	Mar 31, 2018	Growth % Q4 19 over Q4 18	Dec 31, 2018	Growth % Q4 19 over Q3 19
Revenues	**3,060**	**2,805**	**9.1**	**2,987**	**2.4**
Cost of sales[1]	2,028	1,793	13.1	1,956	3.7
Gross Profit	**1,032**	**1,012**	**2.0**	**1,031**	**0.1**
Operating Expenses:					
Selling and marketing expenses	174	147	18.4	161	8.1
Administrative expenses	200	172	16.3	195	2.6
Total Operating Expenses	**374**	**319**	**17.2**	**356**	**5.1**
Operating Profit	**658**	**693**	**(5.1)**	**675**	**(2.6)**
Operating Margin %	***21.5***	***24.7***	***(3.2)***	***22.6***	***(1.1)***
Other Income, net	94	100	(6.0)	105	(10.5)
Reduction in the fair value of Disposal Group held for sale[3]	-	(18)	-	-	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[2]	-	-	-	(65)	-
Profit before income taxes	**752**	**775**	**(3.0)**	**715**	**5.2**
Income tax expense[4][5]	171	204	(16.2)	213	(19.7)
Net Profit	**581**	**571**	**1.7**	**502**	**15.6**
Minority Interest	1	-	-	-	-
Net Profit (after minority interest)	**580**	**571**	**1.6**	**502**	**15.5**
Basic EPS ($)[6]	**0.13**	**0.13**	**1.6**	**0.12**	**15.5**
Diluted EPS ($)[6]	**0.13**	**0.13**	**1.5**	**0.12**	**15.5**

Statement of Comprehensive Income for year ended,
(As per IFRS)

In US $ million, except per equity share data

Particulars	Mar 31, 2019	Mar 31, 2018	Growth %
Revenues	**11,799**	**10,939**	**7.9**
Cost of sales[1]	7,687	7,001	9.8
Gross Profit	**4,112**	**3,938**	**4.4**
Operating Expenses:			
Selling and marketing expenses	638	552	15.6
Administrative expenses	778	727	7.0
Total Operating Expenses	**1,416**	**1,279**	**10.7**
Operating Profit	**2,696**	**2,659**	**1.4**
Operating Margin %	***22.8***	***24.3***	***(1.5)***
Other Income, net	411	513	(19.9)
Reduction in fair value of Disposal Group held for sale[3]	(39)	(18)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[2]	(65)	-	-
Share in net profit/(loss) of associate, including impairment[7]	-	(11)	-
Profit before income taxes	**3,003**	**3,143**	**(4.5)**
Income tax expense[4][5]	803	657	22.2
Net Profit	**2,200**	**2,486**	**(11.5)**
Minority Interest	1	-	-
Net Profit (after minority interest)	**2,199**	**2,486**	**(11.6)**
Basic EPS ($)[6]	**0.51**	**0.55**	**(8.2)**
Diluted EPS ($)[6]	**0.51**	**0.55**	**(8.3)**

[1] Includes additional depreciation and amortization expenses of $12 million on declassification of Panaya and Skava from assets "held for sale" during the three months ended December 31, 2018 and year ended March 31, 2019.
[2] Represents reduction in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava during the three months ended December 31, 2018 and year ended March 31, 2019.
[3] Represents a reduction in the fair value amounting to $18 million for the three months and year ended March 31, 2018 and $39 million for the year ended March 31, 2019 in respect of Panaya.
[4] Includes $14 million of reversal of income tax on account of conclusion of Advanced Pricing Agreement (APA) in an overseas jurisdiction during the quarter ended March 31, 2019.
[5] Includes $225 million of reversal of income tax on account of conclusion of APA with U.S. IRS during the year ended March 31, 2018.
[6] Adjusted for bonus shares issued during the quarter ended September 30, 2018.
[7] Represents write down in entire carrying value of $11 million in its associate DWA Nova LLC during the year ended March 31, 2018.

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except per equity share data

Particulars	Mar 31, 2019	Mar 31, 2018	Growth % Q4 19 over Q4 18	Dec 31, 2018	Growth % Q4 19 over Q3 19
Revenues	**21,539**	**18,083**	**19.1**	**21,400**	**0.6**
Cost of sales[1]	14,283	11,554	23.6	14,016	1.9
Gross Profit	**7,256**	**6,529**	**11.1**	**7,384**	**(1.7)**
Operating Expenses:					
Selling and marketing expenses	1,226	947	29.5	1,156	6.1
Administrative expenses	1,412	1,110	27.2	1,398	1.0
Total Operating Expenses	**2,638**	**2,057**	**28.2**	**2,554**	**3.3**
Operating Profit	**4,618**	**4,472**	**3.3**	**4,830**	**(4.4)**
Operating Margin %	***21.4***	***24.7***	***(3.3)***	***22.6***	***(1.2)***
Other Income, net	665	652	2.0	753	(11.7)
Reduction in the fair value of Disposal Group held for sale[3]	-	(118)	-	-	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[2]	-	-	-	(451)	-
Profit before income taxes	**5,283**	**5,006**	**5.5**	**5,132**	**2.9**
Income tax expense[4][5]	1,205	1,316	(8.4)	1,522	(20.8)
Net Profit	**4,078**	**3,690**	**10.5**	**3,610**	**12.9**
Minority Interest	4	-	-	1	-
Net Profit (after minority interest)	**4,074**	**3,690**	**10.4**	**3,609**	**12.9**
Basic EPS (₹)[6]	**9.37**	**8.49**	**10.4**	**8.30**	**12.9**
Diluted EPS (₹)[6]	**9.36**	**8.48**	**10.3**	**8.29**	**12.9**

Statement of Comprehensive Income for year ended,

(As per IFRS)

In ₹ crore, except per equity share data

Particulars	Mar 31, 2019	Mar 31, 2018	Growth %
Revenues	**82,675**	**70,522**	**17.2**
Cost of sales[1]	53,867	45,130	19.4
Gross Profit	**28,808**	**25,392**	**13.5**
Operating Expenses:			
Selling and marketing expenses	4,473	3,560	25.6
Administrative expenses	5,455	4,684	16.5
Total Operating Expenses	**9,928**	**8,244**	**20.4**
Operating Profit	**18,880**	**17,148**	**10.1**
Operating Margin %	***22.8***	***24.3***	***(1.5)***
Other Income, net	2,882	3,311	(13.0)
Reduction in fair value of Disposal Group held for sale[3]	(270)	(118)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[2]	(451)	-	-
Share in net profit/(loss) of associate, including impairment[7]	-	(71)	-
Profit before income taxes	**21,041**	**20,270**	**3.8**
Income tax expense[4][5]	5,631	4,241	32.8
Net Profit	**15,410**	**16,029**	**(3.9)**
Minority Interest	6	-	-
Net Profit (after minority interest)	**15,404**	**16,029**	**(3.9)**
Basic EPS (₹)[6]	**35.44**	**35.53**	**(0.3)**
Diluted EPS (₹)[6]	**35.38**	**35.50**	**(0.3)**

[1] Includes additional depreciation and amortization expenses of ₹88 crore on declassification of Panaya and Skava from assets "held for sale" during the three months ended December 31, 2018 and year ended March 31, 2019.

[2] Represents reduction in respect of excess of carrying amount over recoverable amount of ₹451 crore in respect of Skava during the three months ended December 31, 2018 and year ended March 31, 2019.

[3] Represents a reduction in the fair value amounting to ₹118 crore for the three months and year ended March 31, 2018 and ₹270 crore for the year ended March 31, 2019 in respect of Panaya.

[4] Includes ₹94 crore of reversal of income tax on account of conclusion of Advanced Pricing Agreement (APA) in an overseas jurisdiction during the quarter ended March 31, 2019.

[5] Includes ₹1,432 crore of reversal of income tax on account of conclusion of APA with U.S. IRS during the year ended March 31, 2018.

[6] Adjusted for bonus shares issued during the quarter ended September 30, 2018.

[7] Represents write down in entire carrying value of ₹71 crore in its associate DWA Nova LLC during the year ended March 31, 2018.